FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Ullico Investment Company, LLC

Year Ended December 31, 2024

With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ullico Investment Company, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8403 Colesville Road
_____
(No. and Street)

Silver Spring	MD	20910
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Yinan Yu	202-682-6749	yyu@ullico.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
_____
(Name – if individual, state last, first, and middle name)

2005 Market Street, Suite 700	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Yinan Yu_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Ullico Investment Company, LLC_____, as of __12/31_____, 2 _024_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MEREDITH ROSE LOUISON
Notary Public
My Comm. Expires Apr. 24, 2027
MONTGOMERY COUNTY, MD

Signature: _Yinan Yu_____ 3/7/2025
Signed by:
BCF972914001416...

Title:
VP, Corporate Controller

DocuSigned by:
_Meredith Louison_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ullico Investment Company, LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2024

Contents



Ernst & Young LLP
2005 Market Street
Suite 700
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Managers of Ullico Investment Company, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ullico Investment Company, LLC (the Company) as of December 31, 2024, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2014.

March 17, 2025

<p style="text-align:center">Ullico Investment Company, LLC</p>

<p style="text-align:center">Statement of Financial Condition</p>

<p style="text-align:center">As of December 31, 2024</p>

Assets

Cash and cash equivalents		$6,862,209
Intercompany receivable		80,601
Prepaid assets		32,511
Accrued investment income		21,553
Total assets	**$**	**6,996,874**

Liabilities

Compensation payable	$	965,917
Total liabilities		**965,917**

Stockholder's Equity

Common stock ($1 par value; 1,000 shares authorized, issued, and outstanding)	$	1,000
Additional paid-in capital		249,000
Retained earnings		5,780,957
Total stockholder's equity		6,030,957
Total liabilities and stockholder's equity	**$**	**6,996,874**

The accompanying notes are an integral part of these financial statements.


Ullico Investment Company, LLC

Statement of Income

For the Year Ended December 31, 2024


Revenues		
Commissions	$	15,656,740
Interest income		234,420
Total revenues		**15,891,160**
Expenses		
Sales commissions		3,736,070
Allocated compensation and related expenses		3,174,436
Allocated operating expenses		709,345
Promotional fees		370,927
Insurance expense		109,287
Professional fees		106,590
Regulatory fees and expenses		57,774
Direct operating expenses		12,551
Total expenses		**8,276,980**
Net income	$	**7,614,180**

The accompanying notes are an integral part of these financial statements.

Ullico Investment Company, LLC

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2024

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2023	1,000	$ 1,000	$ 249,000	$ 3,391,777	$ 3,641,777
Net income	-	-	-	7,614,180	7,614,180
Dividends to stockholder	-	-	-	(5,225,000)	(5,225,000)
Balance, December 31, 2024	**1,000**	**$ 1,000**	**$ 249,000**	**$ 5,780,957**	**$ 6,030,957**

The accompanying notes are an integral part of these financial statements.


Ullico Investment Company, LLC

Statement of Cash Flows

For the Year Ended December 31, 2024


Cash flows from operating activities		
Net income	$	7,614,180
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in operating assets and liabilities:		
Prepaid assets		1,611
Accrued investment income		(5,521)
Compensation payable		(310,531)
Intercompany payables		(44,119)
Intercompany receivables		(57,218)
Cash provided by operating activities:		7,198,402
Cash flows from financing activities		
Dividends to stockholder		(5,225,000)
Cash used in financing activities		(5,225,000)
Net change in cash and cash equivalents		1,973,402
Cash and cash equivalents at beginning of year		4,888,807
Cash and cash equivalents at end of year	$	6,862,209
Supplemental disclosure of cash flow information		
Income tax payments (paid to parent)		-


The accompanying notes are an integral part of these financial statements.


Ullico Investment Company, LLC

Notes to Financial Statements

December 31, 2024

1. Organization and Nature of Business

Ullico Investment Company, LLC (the Company), a wholly owned subsidiary of Ullico Inc. (Ullico), was incorporated in 2004 as a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company markets group annuity contracts and private investment funds that are established, owned, and/or managed by affiliates.

The Company is a component of a larger business enterprise, and its officers, personnel and other support are provided by that entity. Substantially all of its revenue is derived from placement agent fees, which represent a percentage of the investment management fees earned by Ullico Investment Advisors, Inc. (UIA) and The Union Labor Life Insurance Company (ULL), both wholly owned subsidiaries of Ullico.

All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the stockholder shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a stockholder.

2. Significant Accounting Policies and New Accounting Standards

Basis of Presentation and Use of Estimates

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP) which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial position being significantly different from those that would have been obtained if the Company were autonomous.

Revenue Recognition

Revenue is recognized as earned in accordance with the respective placement agent agreements between the Company and other entities. Under the respective placement agent agreements, the Company receives a percentage of investment management fees earned by ULL and UIA for serving as a placement agent. Revenues are earned and collected over the life of the contract. Effective July 1, 2024, the Private Placement Agreement between UIA and UIC for the Ullico Infrastructure Taxable and Tax-Exempt Funds (UIF) has been amended. The annual fee paid by UIA to UIC has been reduced to 14% from 15% of UIA's fee revenue related to the UIF. The fee paid by UIA to UIC is 10.75% of the fee income of ULL's Separate Accounts. There were no up-front commissions or fixed amounts of fees that were recognized in the year ended December 31, 2024. For variable amounts, as the uncertainty is dependent on the value of the accounts at future points in time as well as the length of time the investor remains invested, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly and such revenue is recognized accordingly. Revenue recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Income Taxes

The Company is organized as a single member Limited Liability Company and has elected to be treated as a disregarded entity for federal and state income tax reporting purposes. The Company's earnings are included in the federal tax return filed by the sole member. Accordingly, the accompanying financial statements do not reflect any provisions or credits for federal income taxes.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments in a money market fund and/or investments purchased with an original maturity of three months or less. Fair value approximates carrying value for these investments.

2. Significant Accounting Policies and New Accounting Standards (continued)

Stockholder Dividends

During 2024, the Board of Directors approved stockholder dividends of $5,225,000 which were paid to Ullico, its sole shareholder and parent.

Fair Value Measurements

The Company has adopted ASC 820, Fair Value Measurements and Disclosures, for all financial instruments accounted for at fair value on a recurring basis in the Company's financial statements. ASC 820 established a new framework for measuring fair value and expands related disclosures.

Broadly, the framework requires fair value to be determined based on the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants. It also establishes market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

ASC 820 specifies that a hierarchy of valuation techniques be determined for each asset based on whether the inputs to the valuation technique for those assets are observable or unobservable. Observable inputs reflect market data corroborated by independent sources while unobservable inputs reflect assumptions that are not observable in an active market or are developed internally. These two types of inputs create three valuation hierarchy levels:

- Level 1 valuations reflect quoted market or exchange prices for the actual or identical assets or liabilities in active markets.

- Level 2 valuations reflect inputs other than quoted prices in Level 1, which are observable. The inputs can include some or all of the following:
  - quoted prices on similar assets in active markets
  - quoted prices on actual assets that are not active
  - inputs other than quoted prices such as yield curves, volatilities, or prepayments speeds
  - inputs derived from market data

- Level 3 valuations reflect valuations in which one or more of the significant valuation inputs are not observable in an active market, there is limited if any market activity, and/or are based on management inputs into a valuation model

The Company maintains policies and procedures to value instruments using the best and most relevant data available. For the year ended December 31, 2024, there were no transfers between levels. As of December 31, 2024, the Company held no investments at fair value.

2. Significant Accounting Policies and New Accounting Standards (continued)

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2024, and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Adoption of New Accounting Standards

In November 2023, the FASB issued Accounting Standards Update (ASU) 2023-07, *Segment Reporting* (Topic 280). The ASU requires that public entities disclose the title and position of the chief operating decision maker (CODM) and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and dedicating how to allocate resources. Public entities must also disclosure significant segment expenses and other segment items on an annual and interim basis, significant segment expenses that are regularly provided to the CODM. The ASU further requires that public entities that have a single reportable segment provide all required segment disclosures within Topic 280. ASU 2023-07 is effective for public entities for fiscal years beginning after December 15, 2023. The Company has included the disclosures required by this ASU within Footnote 3.

3. Segment Disclosure

The Company operates in one reportable segment, which is the UIC placement agent services. The primary source of revenue for the Company is placement agent fees (i.e. commissions) earned through private placement agreements with UIA and ULL. The Company's revenue recognition policies are consistent with those described in Footnote 2 – Significant Accounting Policies and New Accounting Standards. The President of the Company has been identified as the CODM. The CODM evaluates the Company's performance and allocates resources based on net income, which is reported as consolidated net income in the Statement of Income. Net income is utilized in evaluating the Company's ability to maintain its Net Capital Requirement under Rule 15c3-1 (see Note 5 and Supplemental Schedule I). Accordingly, the financial information presented in the Statement of Income reflects the financial performance and position of the single reportable segment. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions to its parent.

4. Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, the Company is required to maintain minimum net capital, as defined under such provisions. The rule requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6⅔% of aggregate indebtedness. At December 31, 2024, the Company's net capital was $5,803,214 which was $5,706,622 in excess of net capital requirements. The Company's ratio of aggregate indebtedness to net capital was 0.17 to 1.

5. Related-Party Transactions

The Company earns a placement agent fee derived from an agreed upon percentage of the annual investment management fees earned by UIA through the management of certain privately offered funds. The Company also earns a placement agent fee derived from an agreed upon percentage of the annual investment management fees earned by ULL through the offer of group annuity products. These revenues are reflected in the Commissions line item on the Statement of Income. The Company pays sales commissions to employees of affiliated companies related to the revenue earned through placement agent fees. These expenses are reflected in the Sales commissions line item on the Statement of Income. The Company has entered into an Expense Sharing Agreement (Agreement) with UIA and ULL whereby UIA and ULL allocates a certain percentage of expenses for rent, utilities, salaries and employee benefits, telephone, equipment, furniture and fixtures, accounting services and other general administrative and office expenses to the Company. These expenses are reflected in the Allocated operating expenses and the Allocated compensation and related expenses line items on the Statement of Income. All other operating expenses other than those allocated under the Agreement are paid directly by the Company. The intercompany receivable amount of $80,601 is related party balances due to UIA and ULL related to activity from the above related-party transactions. There was no intercompany payable. For 2024, the amount of allocated expenses to UIC from related parties was $3,883,781.

6. Risks and Uncertainties

The Company maintains its cash in a bank account, which, at times, may exceed federally insured limits. The Company has not experienced any losses on this account. Additionally, approximately 91% of the revenues earned by the Company are generated by two affiliated products, representing a significant concentration. The two affiliated products are Separate Account J and the UIF. Management does not believe there to be any significant risk of loss of these products and its correlated revenues.

7. Subsequent Events

Events or transactions that occur after the balance sheet date but before the financial statements are issued are categorized as recognized or non-recognized for financial statement purposes. The Company has evaluated subsequent events through March 17, 2025, and has determined the following events requires disclosure.

On February 7, 2025 and March 10, 2025, the Company paid dividends to Ullico in the amount of $475,000, respectively.